UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K shall be incorporated by reference into the Prospectus and Registration Statement on Form S-8 of AnorMED Inc. (File No. 333-135097).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Title:     Chief Financial Officer,
            Vice President, Finance, Secretary and Treasurer

Date:  September 11, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report (Form 51-102F3) dated September 11, 2006.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

AnorMED Inc. (the “Company”)

Suite 200, 20353 - 64th Avenue

Langley, British Columbia V2Y 1N5

Item 2. Date of Material Change

September 1, 2006, in respect of an unsolicited take-over bid from Genzyme Corporation (“Genzyme”).

September 5, 2006, in respect of the filing of a Directors’ Circular and the Board of Directors’ adoption of a limited duration shareholder rights plan.

Item 3. News Release

On September 1, 2006, the Company issued a press release relating to an unsolicited take-over bid from Genzyme.  The press release was disseminated via Canada NewsWire.

On September 5, 2006, the Company issued a press release relating to the filing of a Directors’ Circular and the adoption of a limited duration shareholder rights plan.  The press release was disseminated via Canada NewsWire.

Item 4. Summary of Material Change

The Company announced on September 1, 2006 that Genzyme commenced an unsolicited take-over bid.

The Company announced on September 5, 2006 that it filed a Directors’ Circular with securities regulators in Canada and the United States, and adopted a limited duration shareholder rights plan.

Item 5. Full Description of Material Change

The Company announced on September 1, 2006 that Genzyme, through a wholly-owned subsidiary, commenced an unsolicited take-over bid to purchase all of the issued and outstanding common shares of the Company for U.S.$8.55 per share in cash.  The Company advised shareholders to defer making any determination with respect to the Genzyme Offer until a Directors’ Circular and the related Solicitation/Recommendation Statement on Schedule 14D-9 is prepared and filed by the Company.

The Company announced on September 5, 2006 that it filed its Directors’ Circular with securities regulators in Canada and the United States.  The Directors’ Circular recommends to the Company’s shareholders that they reject the Genzyme Offer and not tender their shares.

The Company also announced on September 5, 2006 that its Board of Directors approved the adoption of a limited duration shareholder rights plan (the “Rights Plan”), effective as of August 29, 2006 subject to Toronto Stock Exchange approval. The Rights Plan will be filed and will be available on the United States Securities Commission (“SEC”) website at www.sec.gov and at www.sedar.com.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8. Executive Officer

Name of Executive Officer:

W.J. (Bill) Adams

Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

Telephone Number:

604-530-1057

Item 9. Date of Report

September 11, 2006

ANORMED INC.
/s/ W.J. Adams
Signature
W.J. (Bill) Adams, Chief Financial Officer, Vice President, Finance, Secretary and Treasurer
Name and Position of Signatory